Steven van Rijswijk Chairman ING Groep N.V. To: U.S. Securities and Exchange Commission 100 F Street, N.E.
Washington, D.C. 20549
Amsterdam, 26 February 2026

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act.

Ladies and Gentlemen,

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that ING Groep N.V. has made disclosure pursuant to such provisions under the heading “Policy with respect to certain countries” in its Annual Report on Form 20-F for the fiscal year ended December 31st, 2025, which was filed with the U.S. Securities and Exchange Commission on 26 February 2026.

Best regards,

/s/ S.J.A. van Rijswijk
Steven van Rijswijk CEO ING Groep N.V.
/s/ W.A.P. Megens
Willem-Jan Megens CCO ING Groep N.V.

Bijlmerdreef 106, Amsterdam, the Netherlands. P.O. Box 1800, 1000 BV Amsterdam
ING Group N.V., registered office Amsterdam, Trade Register no. 33231073 Amsterdam